NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') and the 8.5% Series B Cumulative Preferred Stock (the 'Preferred Stock' and together with the Common Stock, the 'Securities') of The Dolan Company (the 'Company') from listing and registration on the Exchange at the opening of business on February 25, 2014, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The NYSE's delisting determination was based on the fact that the average closing price of the Common Stock reported on the Consolidated Tape had fallen below $1.00 per share over a consecutive 30 trading-day period in violation of Section 802.01C of the NYSE Listed Company Manual and the Company notified the Exchange that it could not affirm an intent to cure this price deficiency. 1. The Exchange's Listed Company Manual, Section 802.01C, states, in part, that the Exchange would consider delisting a security of either a domestic or non-U.S. issuer when the average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on January 23, 2014, determined that the Securities should be suspended from trading before the opening of the trading session on January 29, 2014, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on January 24, 2014. 3. Pursuant to the above authorization, a press release was issued on January 23, 2014, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on January 23, 2014 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on January 29, 2014. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent to its filing having been met, the Exchange is filing this Form 25 with the Commission.